18 March 2005	Page 1 of 1
Press release

Published Friday 18 March 2005 at 14:00 CET

Sanitec’s offer to purchase its High Yield Bond extended

Sanitec has extended its offer to purchase its EUR 260 million 9% p.a. Senior Notes (“Notes”) until 17 April 2005. The offer was initially set to expire today Friday, 18 March, unless extended.

By 4 March 2005, Sanitec had received tenders and consents representing over 95.2% of the Notes.

Please refer to the more comprehensive notice attached hereto.